Exhibit 23.1

Board of Directors and Shareholders of Living Homeopathy International Limited

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated November 1, 2024 in the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-         ) with respect to the consolidated balance sheets of Living Homeopathy International Limited and its subsidiaries (collectively the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

San Mateo, California	WWC, P.C.
May 22, 2025	Certified Public Accountants
PCAOB ID No.1171